OSISKO FILES YEAR-END DISCLOSURE DOCUMENTS

(Montréal, March 27, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2016 are now filed with Canadian securities regulatory authorities. Osisko has also filed its Annual Report on Form 40-F for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F) or www.osiskogr.com.

Shareholders may also receive a hard copy of the Consolidated Annual Financial Statements without charge upon request to Osisko’s Investor Relations Department, 1100 av. des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec, Canada H3B 2S2, or to info@osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 15.0% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 18.5% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com